Luxfer Group Enters into North American Joint Venture to Produce Gas Transportation Modules

SALFORD, England—(BUSINESS WIRE)—Luxfer Holdings PLC (Luxfer Group) (NYSE:LXFR), a global materials technology company, announced that it has entered into a joint venture with the owners of GTM Technologies, a division of IGX Group, Inc., a supplier of industrial gases and gas-related equipment.

The joint venture specializes in manufacturing modules for transportation and bulk storage of compressed gases, including natural gas, hydrogen, helium, breathing air and other gases. Major components of these modules, or transports, are large type 3 (aluminum-lined) carbon composite cylinders manufactured by Luxfer Gas Cylinders, a division of Luxfer Group. The joint venture manufactures its products at GTM’s facility in Tulsa, Oklahoma.

Michael Koonce, owner of IGX, is also president of the joint venture, which does business through two new companies: GTM Technologies, LLC, and Gas Transport Leasing, LLC. The headquarters for both is located in San Francisco, California.

The joint venture is focused on the rapidly growing North American market for storage and transportation of compressed natural gas (CNG). Driving market demand is the widely publicized extraction of natural gas from more than 20 major shale oil basins in the USA, as well as several locations in Canada. “Using our composite cylinder gas transports is an efficient and economical way to transport natural gas from remote production sites. We essentially provide portable pipelines,” Koonce said. “Compressing natural gas, rather than liquefying it, requires less capital equipment and is much less energy-intensive. Unlike LNG, CNG is stable, requiring no insulation or refrigeration, and it costs about half as much to produce. Our customers are now able to switch to natural gas as a fuel source and thereby cut their energy costs by more than half, which can mean millions in some cases.”

The company’s modules can be configured to fit all standard ISO intermodal containers routinely transported by trucks, trains, barges and ships around the world. Custom-designed modules are also available.

According to petroleum industry estimates, about 6,000 trillion cubic feet of natural gas, more than one-third of the estimated total global supply, is “stranded” and cannot be delivered economically to market by pipelines.1 Over the last century, stranded gas associated with oil production has often been flared into the atmosphere, a wasteful and environmentally unfriendly practice. “Our gas transports are playing an important role in capturing valuable stranded gas and transporting it to end-users, where it provides an economic source of clean energy,” Koonce said. “Luxfer’s ultra-lightweight, aluminum-based composite cylinders are the most efficient cylinders that I have found to build our bulk compressed gas transports.”

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1 John Donovan, “Stranded natural gas reserves” (www.royaldutchshellplc.com), June 26, 2012; Victor Mallet, “Will CNG rescue stranded gas reserves?” (www.theenergycollective.com), June 19, 2013; E.D. Attanasi and P.A. Freeman, P.A., “Role of stranded gas in increasing global gas supplies: U.S. Geological Survey Open-File Report 2013–1044, (www.pubs.usgs.gov/of/2013/1044); Fred Thackeray and George Leckie, “Stranded gas a vital resource” (www.petroleum-economist.com), May 1, 2002.

From its manufacturing facilities in Riverside, California, and Calgary, Alberta, Canada, Luxfer Gas Cylinders manufactures high-pressure carbon composite cylinders for modules built by the GTM Technologies LLC joint venture. These lightweight cylinders, which are fully wrapped with aerospace-grade carbon fiber over a thin-wall aluminum liner, offer significant weight savings and higher filling densities over other types of gas cylinders.

Approved for use by the U.S. Department of Transportation (DOT), GTM modules also meet regulatory requirements for use in Australia, Canada, Indonesia, Japan, Mexico and Vietnam.

Brian Purves, CEO of Luxfer Group, said: “IGX and GTM have developed a real expertise in the area of gas-containment modules, and Luxfer Group sees the ‘alternative fuel’ market as a key growth sector for our advanced composite cylinder technology. Many of the opportunities in this sector are large-scale, and this new joint venture combines our resources to better service customer needs in this growing sector.”

About Luxfer Group

Luxfer Group is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas cylinders for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. Luxfer products include highly specialized magnesium alloys, powders, extrusions, plate and rolled sheet used in industrial, aerospace, automotive, defense and medical applications; photo-sensitive magnesium plates used to produce luxury packaging and greeting cards; zirconium chemicals used in automotive and industrial catalysts, filters, electro-ceramics and dental ceramics; high-pressure aluminum and composite gas cylinders used to contain medical oxygen, breathing air for firefighters and other first-responders, compressed natural gas for alternative-fuel vehicles and specialty gases for microchip and electronics manufacturing; and metal panels “superformed” into complex shapes for aerospace, automotive, rail, medical and architectural applications. For more information, visit www.luxfer.com.

Contact:

Luxfer Group
Dan Stracner, Director of Investor Relations
U.S. telephone: 951-341-2375
dan.stracner@luxfer.net

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